EXHIBIT (11)

                    THE QUAKER OATS COMPANY AND SUBSIDIARIES

                 STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
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                                                            December 31
                                                         1994         1993
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Calculation of Fully Diluted Earnings Per Share

Dollars in Millions (Except Per Share Data)

Income Before Cumulative Effect of Accounting Change    $ 95.8       $ 134.2

Less:  Adjustments attributable to conversion of
ESOP Convertible Preferred Stock                          (0.6)         (0.7)

Income Before Cumulative Effect of Accounting Change
Used for Fully Diluted Calculation                        95.2         133.5

Cumulative Effect of Accounting Change - Net of Tax       (4.1)          ---

Net Income Used for Fully Diluted Calculation           $ 91.1       $ 133.5

Shares in Thousands

Average Number of Common Shares Outstanding            133,567       136,432

Plus Dilutive Securities:

Stock Options                                            1,853         1,880

ESOP Convertible Preferred Stock                         2,648         2,684

Average Shares Outstanding Used for Fully
Diluted Calculation                                    138,068       140,996

Fully Diluted Earnings Per Share Before Cumulative
Effect of Accounting Change                              $0.69         $0.95

Fully Diluted Cumulative Effect of Accounting Change     (0.03)         ----

Fully Diluted Earnings Per Share                         $0.66         $0.95
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